UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P. (Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT LIST

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit

99.1	Third Supplemental Indenture, dated as of January 10, 2024, by and between Brookfield Renewable Partners ULC and Computershare Trust Company of Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P.
by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: January 10, 2024	By:	/s/ James Bodi
Name: James Bodi
Title: Vice President